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                           PACER INTERNATIONAL, INC.
                           3746 Mt. Diablo Boulevard
                                   Suite 110
                          Lafayette, California 94549



                                                        August 12, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                Re: Pacer International, Inc.
                    Registration Statement on Form S-1
                    File No. 333-53983
                    ----------------------------------


Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, Pacer International, Inc. (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-53983) (the "Registration Statement"), effective immediately. The Registration Statement is being withdrawn due to adverse market conditions affecting the Company's proposed offering.

                                        Very truly yours,

                                        PACER INTERNATIONAL, INC.


                                        /s/ Donald C. Orris
                                        ------------------------------
                                        Donald C. Orris
                                        President and
                                        Chief Executive Officer